Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, OR 97035

January 28, 2025

Gary Newberry

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry, Vanessa Robertson, Daniel Crawford and Laura Crotty

Re:	Functional Brands Inc.
Registration Statement on Form S-1
Filed January 8, 2025
File No. 333-284180

Ladies and Gentlemen:

By letter dated January 16, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Functional Brands Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed January 8, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

Registration Statement on Form S-1 Filed January 8, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows from Financing Activities, page 47

1. You disclose that one of the factors for the change in net cash used in financing activities in the quarter ended September 30, 2024, was the result of payments to long term debt. Please clarify your disclosure as it appears this was primarily the result of the payment for payable acquisition. In addition, revise to discuss the loan payables executed during 2024 which were a source of cash provided by financing activities as described on page F-22.

Response: The company has made the revisions on its amended registration statement to address the Staff’s comment.

Notes to the Consolidated Financial Statements (Unaudited)

3. Basis of Presentation, page F-6

2. Disclose if the unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented, and whether or not all such adjustments are of a normal recurring nature. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response: The company has made the revisions on its amended registration statement to address the Staff’s comment.

13. Intangible Assets & Goodwill, page F-19

3. The disclosure states that there were further impairments to the intangible assets during the nine-month period ended September 30, 2024, and the year ended December 31, 2023. Please disclose the amount of the impairments or revise to state there were no impairments, if true.

Response: The company has made the revisions on its amended registration statement to address the Staff’s comment.

Exhibits

4. We note your response to prior comment 3 and reissue, as multiple exhibits are still not text-searchable. See Item 301 of Regulation S-T.

Response: The company has provided all exhibits in text-searchable.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Eric Gripentrog
Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035